[STAAR Surgical Company Letterhead]
October 1, 2007
Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
VIA EDGAR TRANSMISSION

Re:	STAAR Surgical Company Form 10-K for the Fiscal Year Ended December 29, 2006 Filed March 29, 2007 File No. 000-11634
Dear Ms. Tillan:
     STAAR Surgical Company (the “Company”) is providing this letter in response to comments of the Commission staff in your letter of July 25, 2007 (the “Comment Letter”) with regard to the above-referenced report and our letter of July 24, 2007 responding to your comment letter dated June 1, 2007 (the “Original Comment Letter”). For ease of reference, the comments have been reproduced below in boldface type and the responses have been set forth immediately below in standard type.
     The Company intends to file an amendment to its Annual Report on Form 10-K for the fiscal year ended December 29, 2006, which will include amended disclosures to address concerns raised in the Comment Letter. Prior to our filing of the amendment, we respectfully request that the staff review and respond to this letter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
–Results of Operations, page 32
     Comment 1. Please refer to prior comments 1-4. Since you are incorporating this filing by reference within your Form S-3 filed on May 21, 2007, please amend your filing to comply with Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http:/www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) with respect to any non-GAAP measures presented. Otherwise, you should remove references to those non-GAAP measures.
     We will revise our Annual Report on Form 10-K to remove the non-GAAP measures referenced in your letter of June 1, 2007.
     Comment 2. Please refer to prior comment 5. We note from your response that you do not believe that Item 10(e)(ii)(A) of Regulation S-K applies to your cash usage disclosures “since certain of your securities previously treated as cash equivalents were affected by the

Ms. Kate Tillan
Securities and Exchange Commission
October 1, 2007

uncertainties that required that they be disclosed instead as short-tem investments, the purchase or sale of which may be disclosed on a gross basis.” Please tell us and if material, revise your filing to explain what is meant by this statement since purchases and sales of investments require cash settlement. Refer to Item 10(e)(ii)(A) of Regulation S-K.
     We will revise our Annual Report on Form 10-K to remove the non-GAAP measures referenced in your letter of June 1, 2007.
Item 9. Evaluation of Disclosure Controls and Procedures, page 44
     Please refer to prior comment 7. Please revise your filing to include the information provided within your response, or tell us why you believe additional disclosure is not required.
     In our previous reponse we supplementally furnished to the staff an estimated range of unauthorized borrowing based on the information available from the Company’s forensic investigation of Domilens GmbH conducted by PricewaterhouseCoopers LLP (“PWC”) under the direction of the Audit Committee of the Company. In the course of their comprehensive review of transactions during the applicable period, PWC observed that it was likely that a commingling of valid and invalid borrowing transactions had occurred and that a number of advances Mr. Roepstorff had received and subsequently repaid may not have had a legitimate business purpose. The scope of the investigation, while extensive, did not permit us to quantify the exact amount of each incident of unauthorized borrowing or assess the balance of outstanding indebtedness under such loans outstanding from time time during reporting periods. Accordingly, the Company believes that disclosing such estimates or range of estimates would be misleading to investors. Moreover, the Company conducted an analysis pursuant to SAB 99 (“Materiality”) and SAB 108 (“Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”), evaluating whether suspect balances or transactions outstanding at the end of prior reporting periods could materially impact any prior year financial statements, and concluded that they could not.
Consolidated Financial Statements. Page F-1
–Consolidated Statement of Cash Flows, Page F-8
     Comment 4. Please refer to prior comment 10. We note from your response you believe that these notes receivable are separate and distinct investments and you classified the repayment of these loans as investing activities within your consolidated statement of cash flows. In situations where you believe that you have chosen an acceptable classification but have identified diversity in practice or believe a different classification may also be acceptable, please tell us and revise your future filings to provide quantified disclosures that are sufficient to inform investors of the classification chosen and the alternative classification considered such as classifying activities from these notes receivable as financing activities within your consolidated statement of cash flows since the underlying transactions related to these notes from former directors was for the exercise of stock options and warrants. Refer to paragraph 20 of SFAS 95a and page 35 of the current Accounting and Disclosures Issues in the Division

Ms. Kate Tillan
Securities and Exchange Commission
October 1, 2007

of Corporation Finance dated November 30, 2006 found at our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.
     We will revise future filings to provide quantified disclosures that are sufficient to inform investors of the classification chosen and the alternative classification considered as follows:
Cash Flow Presentation of Receivables from Former Directors
The Company has classified the proceeds from loans to officers and directors as an investing activity in the Company’s Consolidated Cash Flow Statement in accordance with paragraph 16 of Statement of Financial Accounting Standard No. 95, Statement of Cash Flows (“FAS 95”). Alternatively, the Company could have classified the proceeds from loans to officers and directors as a financing activitiy in accordance with paragraph 18 of FAS 95. The Company chose the foregoing classification because it believes that the presentation is more consistent with the position that the notes are investments to be collected, and not vehicles used to fund issuances of the Company’s common stock. The effect on investing and financing activities had the Company chosen the alternative classification would have been as follows:

	As Presented		Alternative Presentation
	2006	2007	2006	2007
Cash flows from financing activities	XXX	XXX	XXX	XXX
Cash flows from investing activities	XXX	XXX	XXX	XXX
     Comment 5. Please refer to prior comment 11. We note that the effect of exchange rate changes on cash and cash equivalents in your statements of cash flows is $743, $(878) and $452 in fiscal years 2006, 2005 and 2004, respectively. We also note that the foreign currency translation adjustment reported in your statement of shareholders’ equity was $743, $(878) and $452 in fiscal years 2006, 2005 and 2004, respectively. As such, it appears that the amount reflected as the effect of exchange rate changes on cash and cash equivalents in your statements of cash flows may not have been calculated in accordance with paragraph 25 of SFAS 95. Please revise or advise.
     We did not prepare the Cash Flow statement in accordance with paragraph 25 of SFAS 95 because from both a quantitative and qualitative perspective we do not consider the effect on historical filings to be material.
     However, as the mix of foreign currency transactions is increasing, the effect of changes in currency may become material, and if material we intend to incorporate the guidance for future filings.

Ms. Kate Tillan
Securities and Exchange Commission
October 1, 2007

     In connection with the foregoing responses to the comments of the staff, the Company further acknowledges the following:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any additional comments or questions, please contact us.

Very truly yours,
By:	/s/ DEBORAH ANDREWS
Deborah Andrews
Chief Financial Officer